SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Jacada, Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
(Title of Class of Securities)

M6184R101
(CUSIP Number)

Jonathan M. Nathan, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Road Street, Ramat Gan 5250608, Israel Telephone: +972-3-610-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M6184R101
1	NAMES OF REPORTING PERSONS
Gideon Hollander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
562,946 (1) (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
562,946 (1) (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
562,946 (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (3)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 31,250 ordinary shares issuable upon exercise of options held by the reporting person that are exercisable as of, or exercisable within 60 days of, the date hereof.

(2)
Excludes 120,000 ordinary shares owned by the reporting person’s mother, as to which the reporting person lacks voting and dispositive power and as to which the reporting person therefore disclaims beneficial ownership.

(3)
This percentage is calculated based on 5,820,638 ordinary shares issued and outstanding (excluding treasury shares) as of March 31, 2018, based on information disclosed in the issuer’s annual report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018.

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 0.04 per share (“Ordinary Shares”) of Jacada Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at 8 Hasadnaot Street, Herzliya 46728, Israel.

This Statement is being filed by the Reporting Person (as defined in Item 2 below) in order to report the following changes in his beneficial ownership of Ordinary Shares relative to his beneficial ownership in the last report filed by him (Amendment No. 2, as defined below):

(i)          a reduction in the overall number of Ordinary Shares that are held by the Reporting Person by a factor of four, reflecting the one-for-four reverse share split effected by the Issuer with respect to its Ordinary Shares;

(ii)          a reduction  in the number of Ordinary Shares issuable upon exercise of options that are held by the Reporting Person that are exercisable as of, or within 60 days of, the date hereof (due to the exercise and/or expiration of options); and

(iii)          an increase in the overall number of Ordinary Shares beneficially owned by the Reporting Person (after adjusting for the reverse share split) due to the previously-reported (by the Issuer) purchase by the Reporting Person of 140,449 Ordinary Shares in a private placement consummated by the Issuer on December 27, 2017 (the “Private Placement”).

This Statement constitutes an amendment to the Statement of Beneficial Ownership on Schedule 13G originally filed by the Reporting Person on February 13, 2001 (the “Original Statement”), as amended by Amendment No. 1 thereto, filed on April 5, 2004 (“Amendment No. 1”), and Amendment No. 2 thereto (“Amendment No. 2”), filed on February 14, 2007.

Item 2.  Identity and Background.

(a)           Name: This Statement is being filed by Gideon Hollander, an individual (the “Reporting Person”).

(b)           Residence or Business Address: c/o Jacada Ltd., 8 Hasadnaot Street, Herzliya 46728, Israel.

(c)           Present Principal Occupation/Employment: The Reporting Person serves as the Chief Technology Officer, and as a director, of the Issuer.  The Issuer is a software company that helps enterprises simplify and automate their customer interactions on both voice and digital channels. The principal address of the Issuer’s offices at which the Reporting Person is employed is set forth in Item 1 above.

(d)           Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship: Israel

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person paid $3.56 per Ordinary Share, or approximately $500,000 in the aggregate, for the Ordinary Shares acquired by him in the Private Placement, for which he utilized his personal funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only. The Reporting Person may, from time to time, based on various factors, acquire additional Ordinary Shares of the Issuer or sell Ordinary Shares, on the open market or in privately negotiated transactions.

Except as described above, as of the filing of this Statement, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares (except for an additional 31,250 Ordinary Shares that the Reporting Person may acquire upon exercise of already-vested options granted to him by the Issuer, which Ordinary Shares are already included in his beneficial ownership), or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from any national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 5,820,638 Ordinary Shares outstanding as of March 31, 2018, based on outstanding share information disclosed by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018.

(a)          The Reporting Person beneficially owns 562,946 Ordinary Shares of the Issuer, constituting approximately 9.6% of the issued and outstanding share capital of the Issuer, consisting of (i) 531,696 Ordinary Shares held directly by the Reporting Person, plus (ii) an additional 31,250 Ordinary Shares issuable to the Reporting Person upon exercise of options held by him, all of which are currently exercisable.

The foregoing beneficial ownership excludes 120,000 Ordinary Shares owned by the Reporting Person’s mother, as to which the Reporting Person lacks voting and dispositive power and as to which the Reporting Person therefore disclaims beneficial ownership.

(b)          The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of, all of the Ordinary Shares that he currently beneficially owns.

(c)          The Reporting Person has not effected any transactions in Ordinary Shares of the Issuer during the last 60 days (the Reporting Person’s purchase of Ordinary Shares in the Private Placement, in respect of which this Statement is being filed, was consummated on December 27, 2017).

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gideon Hollander GIDEON HOLLANDER

Dated: July 2, 2018